NiSource Inc.

Exhibit 12
Ratio of Earnings to Fixed Charges
The ration of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$670,158,752	$665,705,149	$634,726,567	$367,724,006	$267,932,390
Fixed Charges	427,657,876	494,982,861	569,713,109	663,495,578	352,378,636
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	3,793,299	2,908,900	2,884,035	3,077,193	1,386,787
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	6,833,874	6,981,216	10,515,423	13,968,994	14,776,943
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	2,544,375	20,355,000	20,393,000	20,396,000

	$1,094,776,053	$1,154,071,319	$1,176,453,288	$999,934,782	$586,524,869

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$349,174,481	$403,595,874	$426,801,324	$438,229,953	$136,618,874
Other interest	35,509,328	44,636,174	70,950,052	139,332,645	163,630,341
Capitalized interest during period (c)	—	—	—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	21,571,279	18,944,887	20,984,140	20,509,675	7,966,977
Interest portion of rent expense	14,568,914	18,280,335	20,107,170	31,061,310	8,989,500
Minority Interest (PIES)	—	2,544,375	20,355,000	20,393,000	20,396,000

	$420,824,002	$488,001,645	$559,197,686	$649,526,583	$337,601,692

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$4,380,513	$4,502,884	$6,782,448	$7,473,412	$7,817,003
Preferred dividend requirements factor	0.64	0.65	0.65	0.54	0.53

Preference security dividend requirements of consolidated subsidiaries (d)	6,833,874	6,981,216	10,515,423	13,968,994	14,776,943
Fixed charges	420,824,002	488,001,645	559,197,686	649,526,583	337,601,692

	$427,657,876	$494,982,861	$569,713,109	$663,495,578	$352,378,636

Ratio of earnings to fixed charges	2.56	2.33	2.06	1.51	1.66

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.